UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

                            Nephros, Inc.
(Name of Issuer)

    Common Stock, par value $0.001 per share
(Title of Class of Securities)

       640671103
(CUSIP Number)

                         December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 640671103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donald G. Drapkin
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 655,758*
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 655,758*
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,758*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12)	TYPE OF REPORTING PERSON IN

*   On December 18, 2006, Mr. Drapkin donated 509,922 shares of the Issuer’s common stock, par value $.001 per share, to the Drapkin Family Charitable Foundation (the “Foundation”). For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares held by the Foundation may be deemed to be beneficially owned by Mr. Drapkin. Shares disclosed above also include 145,836 shares of the Issuer’s common stock issuable upon exercise of options granted to Mr. Drapkin under the Issuer's 2000 and 2004 Equity Incentive Plans, which have vested or are scheduled to vest within 60 days of December 31, 2006.

Schedule 13G

Item 1(a).    Name of Issuer:

             Nephros, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

         3960 Broadway
         New York, New York 10032

Item 2(a).    Name of Person Filing: Donald G. Drapkin

Item 2(b).    Address of Principal Business Office or, if None, Residence:

         c/o MacAndrews & Forbes Holdings, Inc.
         35 East 62nd Street
         New York, New York 10021

Item 2(c).    Citizenship:

         United States

Item 2(d).    Title of Class of Securities:

         Common Stock, par value $.001 per share

Item 2(e).    CUSIP Number: 640671103

Item 3.         If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.    Ownership.

(a)	Amount beneficially owned: 655,758

(b)	Percent of class: 5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 655,758

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 655,758

(iv)	Shared power to dispose or to direct the disposition of: None

On December 18, 2006, the reporting person donated 509,922 shares of the Issuer’s common stock, par value $.001 per share, to the Drapkin Family Charitable Foundation (the “Foundation”). For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares held by the Foundation may be deemed to be beneficially owned by Mr. Drapkin. Shares disclosed above also include 145,836 shares of the Issuer’s common stock issuable upon exercise of options granted to Mr. Drapkin under the Issuer's 2000 and 2004 Equity Incentive Plans, which have vested or are scheduled to vest within 60 days of December 31, 2006.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

    Not applicable

Item 8.    Identification and Classification of Members of the Group.

    Not applicable

Item 9.    Notice of Dissolution of Group.

    Not applicable

Item 10.     Certifications.

         Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date: February 9, 2007

                 /s/ Donald G. Drapkin
                     Donald G. Drapkin